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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                     HARVARD INDUSTRIES, INC.
                         (Name of Issuer)

              Class B Common Stock, par value $0.01
                 (Title of Class of Securities)

                          417434305
                        (CUSIP Number)

                      David A. Persing
                      885 Third Avenue
                     New York, NY  10022
                       (212) 888-5500
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                     February 12, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]





















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                           SCHEDULE 13D

CUSIP No.   417434305

1.   NAME OF REPORTING PERSON            Pengo Securities Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION               New York
__________________
                  |    7.   SOLE VOTING POWER            617,900
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER               --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       617,900
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER           --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                    617,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.8%


14.  TYPE OF REPORTING PERSON                                CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                           SCHEDULE 13D

CUSIP No.   417434305

1.   NAME OF REPORTING PERSON            Pengo Industries Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION                  Texas
__________________
                  |    7.   SOLE VOTING POWER            617,900
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER               --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       617,900
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER           --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                    617,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.8%


14.  TYPE OF REPORTING PERSON                                CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                           SCHEDULE 13D

CUSIP No.   417434305

1.   NAME OF REPORTING PERSON           Durian Securities, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
__________________
                  |    7.   SOLE VOTING POWER          581,300
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER             --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     581,300
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER         --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  581,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   8.3%


14.  TYPE OF REPORTING PERSON                               CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                           SCHEDULE 13D

CUSIP No.   417434305

1.   NAME OF REPORTING PERSON                Randall D. Smith

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION         United States
__________________
                  |    7.   SOLE VOTING POWER          641,800
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER             --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     641,800
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER         --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  641,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.1%


14.  TYPE OF REPORTING PERSON                               IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                           SCHEDULE 13D

CUSIP No.   417434305

1.   NAME OF REPORTING PERSON       Energy Management Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION             Colorado
__________________
                  |    7.   SOLE VOTING POWER           60,500
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER             --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER      60,500
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER         --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                   60,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0.9%


14.  TYPE OF REPORTING PERSON                               CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!






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    The statement on Schedule 13D dated September 8, 1994, as amended by
Amendment No. 1 thereto dated October 19, 1994, Amendment No. 2 dated December 29, 1994 and Amendment No. 3 dated January 4, 1995 (as so amended, the "Schedule 13D"), filed by Pengo Securities Corp. ("Pengo Securities"), Pengo Industries, Inc. ("Pengo Industries"), Durian Securities, Inc. ("Durian"), Randall D. Smith and Energy Management Corporation ("EMC") is hereby amended and restated as set forth below.


Item 1.     Security and Issuer.

          This Schedule 13D relates to shares of Common Stock (the "Common Stock)", par value $.01 per share, of Harvard Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2502 Rocky Point Drive, Tampa, Florida 33607. This Statement is filed by the reporting persons (the "Reporting Persons") identified in Item 2 below.


Item 2.     Identity and Background

         This Schedule 13D is filed by the following Reporting Persons:

     A. Pengo Securities Corp. ("Pengo Securities"). Pengo Securities is a New York corporation having its principal business address at 885 Third Avenue, 34th Floor, New York, New York 10022. Pengo Securities' principal business is making investments.

     B. Pengo Industries, Inc. ("Pengo Industries"). Pengo Industries is a Texas corporation having its principal business address at 710 Zwissig Way, Union City, California 94587. Pengo Industries' principal business is serving as a holding company.

     C. Durian Securities, Inc. ("Durian"). Durian is a New York corporation having its principal business address at 885 Third Avenue, New York, New York 10022. Durian's principal business is making investments.

     D. Randall D. Smith. Mr. Randall Smith has his principal business address at 885 Third Avenue, New York, New York 10022. Mr. Randall Smith's principal occupation is as an investor.

     E. Energy Management Corporation ("EMC"). EMC is a Colorado corporation having its principal business offices at 1010 Lamar, Houston, Texas. EMC's principal business is making investments.

     The following persons are not Reporting Persons but are identified as they are executive officers or directors of a Reporting Person:

     A. John W. Adams. Mr. Adams has his business address at 885 Third Avenue, New York, New York 10022. His principal employment is as the President of Smith Management Company, Inc.


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     B.   Jeffrey A. Smith.  Mr. Jeffrey Smith has his business address at 885
Third Avenue, New York, New York 10022. Mr. Smith's principal employment is as Executive Vice President of Smith Management Company, Inc.


     C. Caleb S. Smith. Mr. Smith's principal business address is 885 Third Avenue, New York, New York 10022.

     None of the individuals or entities identified above, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All natural persons identified above are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

     All of the shares of Common Stock owned by the Reporting Persons were paid for out of the working capital of Durian, Pengo Securities and EMC. The aggregate purchase price paid for the 1,259,700 shares of Common Stock owned by the Reporting Persons was $15,786,918.

Item 4.   Purpose of Transaction.

     All of the shares of Common Stock owned by Reporting Persons were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and will take such actions as they deem appropriate to preserve and enhance the value of their investment. Depending upon the Reporting Persons' evaluation of a variety of factors and future developments (including, without limitation, the Issuer's business and prospects, market prices of the Issuer's securities, availability and alternative uses of funds, as well as general and economic conditions), the Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of some or all of such securities or to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Persons.

     On February 12, 1997 John W. Adams, an executive officer of Pengo Securities, Durian and EMC, was elected as Chairman and CEO of the Issuer. The press release announcing the election of Mr. Adams as Chairman and CEO of the Issuer is filed as an Exhibit pursuant to Item 7 of this Schedule 13D.

     Except as set forth above, the Group members have no present plans or proposals which relate to or would result in any matter of the type described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:
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     (a)  Pengo Securities owns 617,900 shares of Common Stock representing
8.8% of the outstanding Common Stock. Durian owns 581,300 shares of Common Stock representing 8.3% of the outstanding Common Stock. EMC owns 60,500 shares of Common Stock representing 0.9% of the outstanding Common Stock.

     (b) Pengo Industries may be regarded as having the sole power to vote or to direct the vote, or to dispose or to direct the disposition of, the shares of Common Stock reported in Item 5(a) above beneficially owned by Pengo Securities. Randall D. Smith may be regarded as having the sole power to vote or direct the vote, or to dispose or direct the disposition of, the shares of Common Stock reported in Item 5(a) above as owned by Durian and EMC.

     (c) There have been no transactions by any Group member in the Common Stock during the sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

     Item 7 is hereby amended and restated in its entirety to reach as follows:

     1   Press Release dated February 12, 1997.




















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                            SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


                                   PENGO SECURITIES CORP.


Dated:  February 20, 1997           By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President


                                   PENGO INDUSTRIES, INC.


Dated:  February 20, 1997           By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President


                                   DURIAN SECURITIES, INC.


Dated:  February 20, 1997           By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President



                                   ENERGY MANAGEMENT CORPORATION


Dated:  February 20, 1997           By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President



Dated:  February 20, 1997           RANDALL D. SMITH
                                 ________________________________
                                   Randall D. Smith
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